Exhibit 4.1(c)

Amendment No. 1 to Consulting Agreement

Between Calypte Biomedical Corporation

and Peter C. Pang

This Agreement amends and modifies the Consulting Agreements between Calypte Biomedical Corporation (“Calypte” or the “Company”) and IPO Pang PC/Peter C. Pang (“Consultant”) and is effective as of April 11, 2003.

Whereas, the Company desires to change the payment terms on the contract for certain consulting services performed in 2002 and 2003, as well as future services, and Consultant is agreeable to such modification.

Now therefore, in consideration of the premises and mutual promises set forth herein, the parties hereto agree as follows:

1.	The Company acknowledges that as of March 31, 2003 it owes Consultant certain amounts for services rendered, payable in cash and totaling $59,442.50. It will now convert this amount to stock issuable to Consultant individually, or his designee, based on the closing market price of Calypte Common Stock on the effectiveness date of the registration statement in Section 2 below.

2.	In consideration for this modification, the Company agrees to register the shares with the upcoming S-8 filing during April 2003.

3.	The Company agrees to register 3 million shares for such purposes. After satisfying the above commitment, shares can be used at the option of the Consultant, upon written notice, to pay for future services under the ongoing consulting agreement. Such stock would be payable at the then current market price on the date of the written notice.

4.	All other terms and conditions of the existing Consultant Agreements remain unchanged.

Consultant:	CALYPTE BIOMEDICAL CORPORATION

/s/ PETER C. PANG	By:	/s/ RICHARD D. BROUNSTEIN
Peter C. Pang		Richard D. Brounstein EVP & CFO

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